FAIRFAX  News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, July 26, 2006
FAIRFAX ANNOUNCES FILING OF LAWSUIT
ALLEGING STOCK MANIPULATION
Fairfax Financial Holdings Limited announces that today it filed a lawsuit seeking $5 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares.
The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.
Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Exis Capital Management, Inc., Exis Capital, LLC, Exis Differential Partners, L.P., Exis Integrated Partners, L.P., Adam D. Sender, Spyro Contogouris, Max Bernstein, Andrew Heller, Lone Pine Capital, LLC, Lone Pine Members, LLC, Lone Pine Associates, LLC, Rocker Partners, L.P., Copper River Partners, L.P., David Rocker, Third Point LLC, Daniel S. Loeb, Jeffrey Perry, Trinity Capital Of Jacksonville, Inc., Trinity Fund, Ltd., Morgan Keegan & Company, Inc., John D. Gwynn, and Christopher Brett Lawless.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

Investor Contact:	Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contacts:	Mike Sitrick and Lew Phelps, Sitrick and Company, at (310) 788-2850

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946